UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 12, 2015 (August 6, 2015)

COCA-COLA ENTERPRISES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34874	27-2197395
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

2500 Windy Ridge Parkway, Atlanta, Georgia 30339

(Address of principal executive offices, including zip code)

(678) 260-3000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On August 6, 2015, Coca-Cola Enterprises, Inc., a Delaware corporation (the “Company”), Spark Orange Limited, a private limited company organized under the laws of England and Wales (“Orange”), Orange U.S. Holdco, LLC, a Delaware limited liability company wholly-owned by Orange (“US HoldCo”) and Orange MergeCo, LLC, a Delaware limited liability company wholly-owned by US HoldCo (“MergeCo”) entered into a Merger Agreement (the “Merger Agreement”). The Merger Agreement provides that the Company will merge with and into MergeCo (the “Merger”), with MergeCo continuing as the surviving corporation and a wholly-owned subsidiary of Orange. Each share of common stock of the Company, other than certain excluded shares, treasury shares and shares of dissenting shareowners, will be converted into the right to receive one (1) validly issued, fully paid, non-assessable share of Orange Stock (as defined in the Master Agreement) (the “Stock Consideration”) and cash consideration of $14.50 for each share of Orange Stock (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). Each option, performance unit and restricted stock unit of White will be converted into a similar right in respect of Orange based on a formula set forth in the Merger Agreement. The Merger Agreement is governed by Delaware law.

Also, on August 6, 2015, the Company, European Refreshments, with its corporate seat in Drogheda, County Meath, Ireland, registered in the Companies Registration Office Dublin under no. 403110 (“Red 1”), Coca-Cola Gesellschaft Mit Beschränkter Haftung, with its corporate seat in Berlin, registered in the commercial register of the local court (Amtsgericht) of Charlottenburg under HRB 88247 B (“Red 2”) and Vivaqa Beteiligungs GMBH & Co. KG, with its corporate seat in Berlin, registered in the commercial register of the local court (Amtsgericht) of Charlottenburg under HRA 39236 B (“Red 3” and, together with Red 1 and Red 2, “Red”), Coca-Cola Iberian Partners, S.A., a Spanish company with registered office at Paseo de la Castellana, 259-C (Torre de Cristal), Floor 9, 28046, Madrid and Spanish tax identification number A-86,561,412 (“Olive”), Orange, MergeCo, and US HoldCo entered into a Transaction Master Agreement (the “Master Agreement”). The Master Agreement provides for the combination of the Company, Olive and Red’s wholly-owned subsidiary owning the operations of Red’s German bottling business, Coca-Cola Erfrischungsgetränke Aktiengesellschaft, with its corporate seat in Berlin, registered in the commercial register of the local court (Amtsgericht) of Charlottenburg under HRB 62845 B (“Black”). Immediately prior to the Merger, (i) Olive will be contributed to Orange in exchange for Orange Shares representing 34% of the Diluted Orange Share Count (as defined in the Master Agreement) (the “Olive Contribution”) and (ii) Black will be contributed to Orange for Orange Shares representing 18% of the Diluted Orange Share Count (the “Black Contribution”). The Olive Contribution and the Black Contribution will be effected through the Olive Contribution Agreement and the Black Contribution Agreement, respectively, in the agreed forms attached hereto as Exhibit 2.5 and Exhibit 2.6, respectively. The share allocations may be adjusted to reflect any continuing minority share ownership in Olive at the time of the Olive Contribution, any dissenting shares and certain shortfalls in meeting specified financial position metric targets prior to the consummation of the combination (the “Completion”). The Master Agreement is governed by English law.

The Master Agreement contains customary warranties of the parties regarding their respective businesses. The warranties of the Company, Red, Olive and an entity to be established for the purposes of holding Olive (“Olive HoldCo”) shall survive until the date that is three (3)

months after the date that Orange files with the U.S. Securities and Exchange Commission its annual report on Form 20-F in respect of the fiscal year ending December 31, 2016. In the event of certain breaches of the warranties resulting in agreed claims or awards against a particular party above a basket of $400 million, the relative equity ownership percentages of Red, Olive’s shareholders and the Company’s shareholders, respectively, will be adjusted by issuing additional shares of Orange to increase the ownership of the non-breaching parties to reflect the indemnification claim amount, capped at $450 million and subject to reduction in the event each of the Company, Red and Olive do not receive certain tax opinions.

The consummation of the Merger and the other transactions contemplated by the Master Agreement (the “Transactions”) are subject to various conditions, including (i) obtaining the approval of at least a majority of the Company’s stockholders, (ii) the availability of cash in an amount sufficient to pay the Cash Consideration, (iii) the NYSE approving the listing of the Orange Stock, (iv) the Orange Shares (as defined in the Master Agreement) being admitted to listing and trading on the Amsterdam Stock Exchange, (v) the approval by the UK Financial Conduct Authority of an Orange prospectus complying with the European prospectus directive, (vi) the filing and effectiveness of an Orange registration statement on Form F-4, (vii) the absence of legal prohibitions and the receipt of requisite regulatory approvals, (viii) the receipt of tax opinions by the Company, Red and Olive, (ix) the absence of pending actions by any governmental entity that would prevent the consummation of the Transactions and (x) Red having executed new bottling agreements for the Orange Group Companies (as defined in the Master Agreement) having an initial 10-year term with a 10 year renewal term and, except as otherwise agreed, containing other terms materially similar to those currently in effect at the Company, Olive and Black. Each of the parties’ obligation to close is further subject to there being no MAE Breach (as defined in the Master Agreement) by the other parties and the Company’s and Red’s obligation to close is further conditioned on the completion of the capital restructuring of Olive into a holding company structure below Olive HoldCo, with Olive HoldCo becoming party to the Master Agreement and other relevant documents and that Olive HoldCo and Olive shareholders holding at least 80% of the voting power of shares in such entities having approved the Transactions (as of July 30, 2015 Olive shareholders holding 95.6% of such voting power have agreed to approve the Transactions). Each of the parties has generally agreed to use all reasonable endeavors to take such steps to satisfy the conditions. If the conditions to Completion are not satisfied by August 6, 2016 or any conditions become impossible to be satisfied by such date (or any breach of other covenants or warranties occurs which would result in an MAE Breach in respect of the breaching party and which is not capable of cure or is not cured by such date or within 30 days’ notice), the Master Agreement may be terminated.

The Merger Agreement automatically terminates upon the valid termination of the Master Agreement or can be terminated if the parties fail to perform their representations, warranties, covenants or agreements set forth in the Merger Agreement, if any court of competent jurisdiction or any governmental authority issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Transactions or if there is a Change in White Recommendation (as defined in the Merger Agreement). Upon termination under specified circumstances, including upon a termination resulting from a Change in White Recommendation, the Company will be required to pay Orange a termination fee of $450 million. The Master Agreement shall terminate simultaneously with a termination of the Merger Agreement.

The Master Agreement sets out certain covenants the parties must comply with prior to Completion, including carrying out the agreed transaction steps, the consummation of the Olive capital restructuring, and the removal of certain assets and liabilities from Olive that are not being transferred to Orange. The parties have agreed to cooperate in making employee notifications, competition approvals, securities laws filings and listing applications, in obtaining financing and on reaching an agreement on the Chart of Authority of the Orange Board of Directors and Terms of Reference for specified committees of the Orange Board of Directors (each term as defined in the Shareholders Agreement). The Master Agreement provides for the initial composition of the Orange Board of Directors to include two nominees of Red, five nominees of Olive HoldCo and nine independent directors, including seven nominees of the Company from the current Board of Directors. The parties have agreed to use their reasonable endeavors to negotiate and agree on definitive Orange Bottling Agreements and an Initial Business Plan and Long Range Business Plan (each term as defined in the Shareholders Agreement). The parties have also agreed to cause Olive and another Orange Group Company to enter into a share purchase agreement, on terms satisfactory to the parties, with Cobega S.A. and Solinbar, S.L.U. in respect of the sale of Vifilfell hf. (the entity that owns the Coca-Cola bottling business in Iceland) to Olive and such other Orange Group Company for aggregate consideration of no more than €35 million.

The Master Agreement contains customary limitations on the conduct of each party’s business prior to Completion. In addition, the Master Agreement provides that the parties will test working capital as of the year ending December 31, 2015 against average quarterly working capital for the four quarters ended September 30, 2015 for their respective businesses. Any shortfall in working capital for Black or Olive will be subtracted from their respective specified financial position metric (the “Red NFP” or the “Olive NFP”, as defined in the Master Agreement) and compared against their respective target financial position metric. Any shortfall in the financial position metric against the target will result in, at Red’s and Olive’s choice, either (i) additional cash contributions by Red and Olive HoldCo, respectively, or (ii) debt forgiveness by Red and Olive HoldCo, respectively, or (iii) an adjustment to their share allocation at Completion relative to the amount of the shortfall. Any shortfall in working capital for the Company will be added to the specified financial position metric and compared against the Company’s target financial position metric. Any excess in the Company’s financial position metric will result in an adjustment to increase the share allocations of Red and Olive at Completion relative to the amount of the excess. In addition, Olive may declare and pay a dividend prior to Completion in an amount equal to the lesser of (i) € 100 million or (ii) the excess of the Olive NFP over the Olive financial position metric target. The Master Agreement does not prohibit the Company from paying its regularly scheduled dividends in the ordinary course.

In connection with the execution of the Master Agreement, on August 6, 2015, the directors of the Company, The Coca-Cola Company, a Delaware corporation, Olive and Orange entered into an agreement (the “White Director Undertaking”) whereby each director of the Company agreed not to sell or otherwise dispose or permit the sale of his or her shares prior to Completion, subject to certain exceptions.

Upon Completion, Red, Olive HoldCo and Orange will enter into a Shareholders’ Agreement in respect of Orange (the “Shareholders Agreement”). The Shareholders Agreement provides amongst other things, for a board composed of up to 17 members, the majority of which will be independent and that certain Board decisions will require the vote of a Red and/or Olive director nominee. For so long as they maintain certain ownership thresholds, Olive will have the right to nominate 5 directors to the Orange Board of Directors and Red will have the right to nominate 2 directors to the Orange Board of Directors. The Shareholders Agreement is governed by English law.

Orange will enter into a registration rights agreement (the “Registration Rights Agreement”) with Red and Olive to grant certain registration rights to those shareholders, the agreed form of which is attached hereto as Exhibit 2.7.

The Merger Agreement and the Master Agreement (the “Agreements”) were entered into following review and unanimous approval of the Transactions by the Company’s Franchise Relationship Committee, comprised solely of independent directors and represented by independent financial advisors and legal counsel, recommendation of the Transactions and Agreements by the Company’s Franchise Relationship Committee to the Board of Directors of the Company and review and unanimous approval of the Transactions and Agreements by the Board of Directors of the Company.

The foregoing summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreements attached as Exhibit 2.1, Exhibit 2.2, Exhibit 2.3, Exhibit 2.4, Exhibit 2.5, Exhibit 2.6 and Exhibit 2.7 and incorporated herein by reference.

The agreements attached hereto and incorporated herein have been included to provide security holders with information regarding their terms. It is not intended to provide any other factual information about the Company, Orange, US HoldCo, Olive, Olive HoldCo, MergeCo, Red or Black. The representations, warranties and covenants contained in each such agreement were made solely for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to such agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to such agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders. Security holders are not third-party beneficiaries under such agreements and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Orange, US HoldCo, MergeCo, Olive, Olive HoldCo, Red or Black or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of such agreements, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transaction, Orange will file with the U.S. Securities and Exchange Commission a registration statement on Form F-4 that will include a preliminary proxy statement/prospectus regarding the proposed transaction. After the registration statement has been declared effective by the U.S. Securities and Exchange Commission, a definitive proxy statement/prospectus will be mailed to the Company’s stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the proxy statement/prospectus (when available) and other related documents filed by the Coca-Cola Company, the Company or Olive with the U.S. Securities and Exchange Commission regarding the proposed transaction as well as other filings containing information, free of charge, through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov, by directing a request to the Coca-Cola Company’s Investor Relations department at (404) 676-2121, or to the Company’s Investor Relations department at (678) 260-3110, Attn: Thor Erickson – Investor Relations. Copies of the proxy statement/prospectus and the filings with the U.S. Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from the Coca-Cola Company’s website at www.coca-colacompany.com under the heading “Investors” and the Company’s website at www.cokecce.com under the heading “Investors.”

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

2.1

Merger Agreement dated as of August 6, 2015, among the Company, Orange, US HoldCo and MergeCo, including:

Exhibit A         Transaction Master Agreement (filed as Exhibit 2.2 hereto)

Exhibit B         Orange Shareholders Agreement (filed as Exhibit 2.3 hereto)

2.2	Transaction Master Agreement, dated as of August 6, 2015, among the Company, Red, Olive, Orange, MergeCo, and US HoldCo*

2.3	Form of Shareholders’ Agreement among Orange, Olive Holdco and Red*

2.4	Agreement by and among certain White Director Shareholders, the Coca-Cola Company, Olive and Orange

2.5	Form of Olive Contribution Agreement between Olive HoldCo and Orange

2.6	Form of Black Contribution Agreement between Red and Orange

2.7	Form of Registration Rights Agreement among Orange, Olive Holdco and Red*

*	Certain annexes and/or schedules have been omitted and the Company agrees to furnish supplementally to the Commission a copy of any omitted annexes and/or schedules upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA ENTERPRISES, INC.
(Registrant)

Date: August 12, 2015	By:	/s/ Suzanne N. Forlidas
		Name:	Suzanne N. Forlidas
		Title:	Vice President, Secretary and Deputy General Counsel

EXHIBIT INDEX

Exhibit No.	Description

2.1

Merger Agreement dated as of August 6, 2015, among the Company, Orange, US HoldCo and MergeCo, including:

Exhibit A          Transaction Master Agreement (filed as Exhibit 2.2 hereto)

Exhibit B          Orange Shareholders Agreement (filed as Exhibit 2.3 hereto)

2.2	Transaction Master Agreement, dated as of August 6, 2015, among the Company, Red, Olive, Orange, MergeCo, and US HoldCo *

2.3	Form of Shareholders’ Agreement among Orange, Olive Holdco and Red*

2.4	Agreement by and among certain White Director Shareholders, the Coca-Cola Company, Olive and Orange

2.5	Form of Olive Contribution Agreement between Olive HoldCo and Orange

2.6	Form of Black Contribution Agreement between Red and Orange

2.7	Form of Registration Rights Agreement among Orange, Olive Holdco and Red*

*	Certain annexes and/or schedules have been omitted and the Company agrees to furnish supplementally to the Commission a copy of any omitted annexes and/or schedules upon request.